SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                      POLYPHASE CORPORATION
                        (Name of Issuer)

             Common Stock, par value $0.01 per share
                 (Title of Class of Securities)

                            73179110
                         (CUSIP Number)


                        December 31, 1998
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[ X ]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.73179110                          Amendment No. 1 to 13G


(1)  Name of Reporting Person          Infinity Investors Limited

     I.R.S. Identification
     No. of Above Person (entities only)     N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                     (a)  [  ]
     Member of a Group*                                 (b)  [  ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization      Nevis, West Indies
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:                    (5)   Sole Voting Power        1,584,229**
-----------------------------------------------------------------
                         (6)  Shared Voting Power               0
-----------------------------------------------------------------
                         (7)  Sole Dispositive Power    1,584,229**
-----------------------------------------------------------------
                         (8)  Shared Dispositive Power          0
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                1,584,229**
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                  [  ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                      9.99%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                               CO
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

**   The exact number of shares of Common Stock issuable upon
conversion of the derivative securities described herein is not determinable without knowledge of and reference to the applicable conversion date. This Statement has been prepared on the basis of certain assumptions made herein.

CUSIP NO.73179110                          Amendment No. 1 to 13G



Item 4.        Ownership:

          (a) Amount Beneficially Owned: 1,584,229. This amount represents (i) shares of Series A-3 Preferred Stock (the "Preferred Stock") convertible at the option of the Reporting Person into that number of whole shares of Common Stock that is calculable by multiplying the number of shares of Preferred Stock being converted by 10 and dividing such number by the closing sales price of the Common Stock on the day immediately preceding the date that written notice of conversion is given to the Issuer (the "Valuation Formula") and (ii) accrued and unpaid dividends, payable in shares of Common Stock, based on the same Valuation Formula as applicable to the Preferred Stock. Pursuant to the terms of that certain letter agreement dated November 11, 1998 between the Issuer and the Reporting Person, in no event shall the Reporting Person be entitled to convert, within 60 days, any portion of the Preferred Stock in excess of that portion of the Preferred Stock upon conversion of which the sum of (i) the number of shares of Common Stock beneficially owned by the Reporting Person (other than shares of Common Stock which may be deemed beneficially owned as a result of unconverted derivative securities) plus (ii) the number of shares of Common Stock issuable upon the conversion of the portion of the Preferred Stock (including accrued and unpaid dividends thereon), would result in beneficial ownership by the Reporting Person of more than 9.99% of the outstanding shares of Common Stock, except upon the occurrence of certain material contingencies not under the control of the Reporting Person. The number of shares of Common Stock described as beneficially owned in this paragraph is included for disclosure purposes only. The exact number of shares of Common Stock to be acquired by the Reporting Person, if any, upon conversion of the Preferred Stock cannot be determined until conversion thereof.

          (b)  Percent of Class:  9.99%

          (c)  Number of Shares as to which such person has:

             (i)    sole power to vote or to direct the
                    vote:  1,584,229

             (ii)   shared power to vote or to direct the
                    vote:   0

             (iii)  sole power to dispose or to direct the
                    disposition of:  1,584,229

             (iv)   shared power to dispose or to direct the
                    disposition of:  0

CUSIP NO.73179110                          Amendment No. 1 to 13G



Item 10.  Certifications:

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Date:  February 9, 1998

                         Infinity Investors Limited



                         By:  /s/ J.A. LOUGHRAN
                            ----------------------------
                         Name:  J.A. Loughran
                         Title:  Director



            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (see 18 U.S.C. 1001).